The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell these securities nor does it seek an offer to buy these securitites in any jurisdiction where the offer or sale is not permitted.

Preliminary Pricing Supplement       SUBJECT TO COMPLETION          June 7, 2006

   Pricing Supplement No. 22 to the Prospectus dated December 21, 2005 and the
                  Prospectus Supplement dated December 21, 2005

[RBC LOGO]                 US$
                           Royal Bank of Canada
                           Principal Protected Notes, due June 30, 2010
                           Linked to the Nikkei 225 Index(R)

Issuer:                    Royal Bank of Canada ("Royal Bank")
Issue:                     Senior Global Medium-Term Notes, Series B
Trade Date:                June 28, 2006
Issue Date:                June 30, 2006
Maturity Date and Term:    June 30, 2010 (resulting in a term to maturity of
                           four years)
Coupon:                    We will not pay you interest during the term of the
                           Notes.
Underlying Index:          The return on the Notes is linked to the performance
                           of the Nikkei 225 Index (the "Index").
Minimum Investment:        US$5,000 (Subject to such other restrictions, as may
                           be applicable to such investors under the private
                           offering rules of any jurisdiction outside the United
                           States. See "Risk Factors--Non-U.S. Investors May Be
                           Subject to Certain Additional Risks.")
Denomination:              US$1,000 and integral multiples of US$1,000
                           thereafter (except that non-U.S. investors may be
                           subject to higher minimums, including certain
                           investors who are residents of countries located in
                           the Eurozone, for whom the minimum may be $50,000).
Payment at Maturity:       At maturity, you will receive a cash payment equal to
                           the principal amount invested plus an amount equal to that principal amount multiplied by greater of:
                                (1)  0%, or
                                (2)  the percentage change.

Percentage Change:         The percentage change is equal to the following
                           (expressed as a percentage):

                                Final Index Level - Initial Index Level
                                ---------------------------------------
                                          Initial Index Level

Initial Index Level:       The closing level of the Index on June 28, 2006 (the
                           "initial valuation date").
Final Index Level:         The closing level of the Index on June 28, 2010 (the
                           "final valuation date").
Clearance and Settlement:  DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as
                           described under "Ownership and Book-Entry Issuance"
                           in the accompanying prospectus).
CUSIP Number:              78008EBK2
Listing:                   The Notes will not be listed on any securities
                           exchange or quotation system.
Calculation Agent:         JPMorgan Chase Bank, N.A.

Investing in the Notes involves risks that are described in the "Risk Factors" section beginning on page P-4 of this pricing supplement and page S-4 of the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus and prospectus supplement. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States governmental agency or instrumentality.

                                                                            Proceeds to
                            Price to Public     Agent's Commission     Royal Bank of Canada
                            ---------------     ------------------     --------------------
Per Note...................      100%                   %                       %
Total......................        $                    $                       $

                         RBC Capital Markets Corporation
                      Pricing Supplement dated June , 2006

                                TABLE OF CONTENTS
Pricing Supplement
Summary..............................................................................    P-1
Risk Factors.........................................................................    P-4
The Index............................................................................   P-10
Specific Terms of the Notes..........................................................   P-13
Use of Proceeds and Hedging..........................................................   P-18
Supplemental Tax Considerations......................................................   P-19
Supplemental Plan of Distribution....................................................   P-21
Documents Filed as Part of the Registration Statement................................   P-21

Prospectus Supplement
About This Prospectus Supplement.....................................................    S-3
Recent Developments..................................................................    S-3
Consolidated Ratios of Earnings to Fixed Charges.....................................    S-3
Risk Factors.........................................................................    S-4
Use of Proceeds......................................................................    S-7
Description of the Notes We May Offer................................................    S-8
Certain Income Tax Consequences......................................................   S-27
Employee Retirement Income Security Act..............................................   S-40
Supplemental Plan of Distribution....................................................   S-41
Documents Filed as Part of the Registration Statement................................   S-46

Prospectus
Documents Incorporated by Reference..................................................      1
Where You Can Find More Information..................................................      3
About This Prospectus................................................................      3
Caution Regarding Forward-Looking Information........................................      4
Royal Bank of Canada.................................................................      5
Risk Factors.........................................................................      5
Use of Proceeds......................................................................      5
Consolidated Ratios of Earnings to Fixed Charges.....................................      6
Description of Securities We May Offer...............................................      6
Additional Mechanics.................................................................      9
Special Situations...................................................................     11
Subordination Provisions.............................................................     13
Defeasance...........................................................................     14
Events of Default....................................................................     15
Ownership and Book-Entry Issuance....................................................     16
Our Relationship with the Trustee....................................................     21
Tax Consequences.....................................................................     21
Plan of Distribution.................................................................     22
Validity of Securities...............................................................     23
Experts..............................................................................     23
Limitation on Enforcement of U.S. Laws Against RBC, Our Management and Others........     24
Documents Filed as Part of the Registration Statement................................     24

                                     SUMMARY

     The Principal Protected Notes (the "Notes") are medium-term notes issued by Royal Bank offering full principal protection and participation in any appreciation of the Nikkei 225 Index (the "Index") over the term to maturity. The following is a summary of the terms of the Notes, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Notes. Additionally, the Notes may be offered to certain investors outside the United States in accordance with applicable local law. We urge non-U.S. investors to read "Risk Factors--Non-U.S. Investors May Be Subject to Certain Additional Risks". The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and the accompanying prospectus and prospectus supplement. References to the "prospectus" mean our accompanying prospectus, dated December 21, 2005, and references to the "prospectus supplement" mean our accompanying prospectus supplement, dated December 21, 2005, which supplements the prospectus. Capitalized terms used in this pricing supplement which are defined in the accompanying prospectus or prospectus supplement shall have the meanings assigned to them in the prospectus or prospectus supplement.

Selected Purchase Considerations:

     o Growth Potential--The Notes provide an opportunity for participation in the potential increase in the level of the Index over the four year term of the Notes. You will receive any such gains at maturity.

     o Principal Protection--At maturity, your principal is fully protected against a decline in the Index.

     o Diversification--The Notes may provide diversification within the equity portion of your portfolio through exposure to the Index.

Selected Risk Considerations:

     An investment in the Notes involves risks. Some of these risks are summarized here, but we urge you to read the more detailed explanation of risks in "Risk Factors" in this pricing supplement.

     o No Principal Protection Unless You Hold the Notes to Maturity--The market value of the Notes may fluctuate between the date you purchase them and the final valuation date. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a loss. You should be willing to hold your Notes to maturity.

     o Market Risk -- The return on the Notes, which may be positive or negative, is linked to the performance of the Index, and will depend on whether, and the extent to which, the Percentage Change is positive or negative.

     o No Interest or Dividend Payments--You will not receive any interest payments on the Notes and you will not receive nor be entitled to receive any dividend payments or other distributions on the securities included in the Index (the "Index Constituent Stocks").

     o There May Be Little or No Secondary Market for the Notes--The Notes will not be listed on any U.S. or foreign securities exchange or quotation system. There can be no assurance that a secondary market for the Notes will develop. RBC Capital Markets Corp. and potentially other affiliates of Royal Bank intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold the Notes to maturity.

The  Notes may be a suitable investment for you if:

     o    You are willing to hold the Notes to maturity.

     o You believe the level of the Index will increase during the term of the Notes.

     o You seek an investment that offers principal protection when held to maturity.

     o    You do not seek current income from this investment.

     o You seek an investment with a return partially linked to the performance of the Index.

The  Notes may not be a suitable investment for you if:

     o    You are unable or unwilling to hold the Notes to maturity.

     o You believe the level of the Index will decline during the term of the Notes.

     o You prefer the lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings.

     o You prefer not to create an overconcentrated position in the equity portion of your portfolio.

     o    You seek current income from your investment.

     o You seek an investment for which there will be an active secondary market.

Who publishes the Nikkei 225 Index and what the Nikkei 225 Index measures

     The Nikkei 225 Index is a stock index published by Nohon Keizai Shimbun, Inc. ("NKS") that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Index is currently based on 225 common stocks traded on the Tokyo Stock Exchange (the "TSE") and represents a broad cross section of Japanese industry. All 225 underlying stocks are listed in the First Section of the TSE and, therefore, are among the most actively traded stocks on the TSE. The Nikkei 225 Index is a modified, price-weighted index, which means that a stock's weight in the index is based on its price per share rather than the total market capitalization of the issuer of that stock. The Nikkei 225 Index is described further in the section entitled "The Index."

Information on the Nikkei 225 Index level

     You can obtain the Nikkei 225 Index level from the Bloomberg Financial(R) service under the symbol "NKY," the NKS website, www.nni.nikkei.co.jp, as well as from The Wall Street Journal and the Financial Times.

No ownership interest in the stocks that are included in the Nikkei 225 Index

     An investment in the notes does not entitle you to any ownership interest, including any voting rights, dividends paid or other distributions, in the stocks of the companies included in the Nikkei 225 Index.

What Are the Tax Consequences?

     The Notes will be treated for tax purposes as a debt instrument subject to special rules governing contingent payment obligations. As a result, if you are a U.S. holder, even though we will only make interest payments (if any) on your Note at maturity, you will generally be required to take into income an amount of interest for each accrual period determined by constructing a projected payment schedule for your Note and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. These rules will generally have the effect of requiring you to include such amounts in income in respect of your Note prior to your receipt of cash attributable to such income.

     For a more complete discussion of the U.S. federal income tax consequences of your investment in the Notes, see "Supplemental Tax
Considerations--Supplemental U.S. Tax Considerations" on page P-18.

     For a discussion of the Canadian federal income tax consequences of your investment in the Notes, see "Supplemental Tax Considerations--Supplemental Canadian Tax Considerations" on page P-19.

How Do the Notes Perform at Maturity?

     Set forth below is an explanation of the steps necessary to calculate the payment at maturity on the Notes.

Step 1: Calculate the percentage change.

     The percentage change is equal to the following (expressed as a percentage):

    Percentage Change =   Final Index Level - Initial Index Level
                          ---------------------------------------
                                    Initial Index Level

Step 2: Calculate the payment at maturity.

     At maturity, you will receive a cash payment equal to the principal amount invested plus an amount equal to that principal amount multiplied by the greater of: (1) 0% or (2) the percentage change.

You will not receive less than 100% of the principal amount invested if you hold the Notes to maturity.


Example 1--    The calculation agent calculates on the final valuation date a
               30% increase from the initial index level of 15,500.

               Percentage Change     30%

               Payment at Maturity   $10,000 + ($10,000 x percentage change) =
                                     $10,000 + ($10,000 x 30%) = $13,000.00

                On a $10,000.00 investment, a 30% percentage change results in a payment at maturity of $13,000.00, a 30.0% return on the Notes.



Example 2--    The calculation agent calculates on the final valuation date a
               40% decrease from the initial index level of 15,500.

               Percentage Change     -40% (which is less than 0%)

               Payment at Maturity   $10,000 + ($10,000 x 0%) = $10,000.00

               On a $10,000.00 investment, a -40% percentage change results in a payment at maturity of $10,000.00, a 0% return on the Notes.

                                  RISK FACTORS

     The Notes are not secured debt and are riskier than ordinary unsecured debt securities. The return on the Notes is linked to the performance of the Index. Investing in the Notes is not equivalent to investing directly in the Index Constituent Stocks or the Index itself. See "The Index" below for more information.

     This section describes the most significant risks relating to an investment in the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, before investing in the Notes.

The Notes Are Intended to Be Held to Maturity. Your Principal Is Only Protected If You Hold Your Notes to Maturity

     You will receive at least the principal amount invested only if you hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you will not receive principal protection on the portion of your Notes sold and may incur a loss. You should be willing to hold your Notes to maturity.

Owning the Notes Is Not the Same as Owning the Index Constituent Stocks or a Security Directly Linked to the Performance of the Index

     The return on your Notes will not reflect the return you would realize if you actually owned the Index Constituent Stocks or a security directly linked to the performance of the Index and held such investment for a similar period because the level of the Index is calculated in part by reference to the prices of the Index Constituent Stocks without taking into consideration the value of dividends paid on those stocks.

     Even if the level of the Index increases above the initial index level during the term of the Notes, the market value of the Notes may not increase by the same amount. It is also possible for the level of the Index to increase while the market value of the Notes declines.

The Market Value of the Notes May Be Influenced by Unpredictable Factors.

     Unlike savings accounts, certificates of deposit, and other similar investment products, you have no right to redeem the notes prior to maturity. If you wish to liquidate your investment in the notes prior to maturity, your only option would be to sell the notes. At that time, there may be a very illiquid market for the notes or no market at all. Even if you were able to sell your notes, there are many factors outside of our control that may affect the market value of the notes, some of which, but not all, are stated below. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe the anticipated impact on the market value of the notes given a change in a specific factor, assuming all other conditions remain constant:

     o The Nikkei 225 Index. Because the total amount payable at maturity is tied to the closing level of the Nikkei 225 Index on the pricing date and on each of the annual valuation dates, the market value of the notes at any time will depend on the closing levels of the Nikkei 225 Index. The Nikkei 225 Index is influenced by the operational results, creditworthiness, and dividend rates, if any, of the companies represented by the component stocks of that index, and by complex and interrelated political, economic, financial, and other factors that affect the capital markets generally, the markets on which these stocks are traded, and the market segments of which the companies represented by these stocks are a part. The policies of NKS concerning additions, deletions, and substitutions of the stocks underlying the Nikkei 225 Index and the manner in which the Nikkei 225 Index takes account of certain changes affecting these stocks may affect the value of the Nikkei 225 Index. The policies of NKS with respect to the calculation of the Nikkei 225 Index also could affect the value of the Nikkei 225 Index. NKS may discontinue or suspend the calculation or dissemination of the Nikkei 225 Index. Any of these actions could affect the value of the notes. See the section entitled "The Index." It is impossible to predict whether the level of the Nikkei 225 Index will rise or fall.

     o Impact of the Nikkei 225 Index on the Value of the Notes. We anticipate that the market value of the notes, if any, will depend substantially on the level of the Nikkei 225 Index. Even if the level of the Nikkei 225 Index increases after the pricing date, if you are able to sell your notes before the maturity date, you may receive substantially less than the amount that would be payable at maturity based on that value because of the anticipation that the Nikkei 225 Index will continue to fluctuate until the Final Index Level is determined. If you sell your notes when the level of the Nikkei 225 Index is less than, or not sufficiently above, its closing level as of the pricing date, you may receive less than the principal amount of your notes. In general, the market value of the notes will decrease as the level of the Nikkei 225 Index decreases, and increase as the level of the Nikkei 225 Index increases. It is impossible to predict whether the level of the Nikkei 225 Index will rise or fall. Trading prices of the Nikkei 225 Index stocks also may be influenced if we, our affiliates, or any other entity issues securities or other instruments with terms similar to the notes or transfers shares of the Nikkei 225 index stocks. In addition, the market price of the Nikkei 225 Index stocks could become more volatile and could be affected by hedging or arbitrage trading activity that may develop involving the notes or shares of the Nikkei 225 Index stocks. However, as the market value of the Nikkei 225 Index stocks increases or decreases, the market value of the notes is not expected to increase or decrease at the same rate as that change in market value of the Nikkei 225 Index stocks.

     o Volatility of the Nikkei 225 Index. Volatility is the term used to describe the size and frequency of market fluctuations. Volatility of the Nikkei 225 Index level may affect the market value of the notes. The volatility of the Nikkei 225 Index level during the term of the notes may vary. In general, if the volatility of the Nikkei 225 Index level increases, we expect that the market value of the notes may increase and, conversely, if the volatility of the Nikkei 225 Index level decreases, we expect that the market value of the notes may decrease.

     o Economic and Other Conditions Generally. The general economic conditions of the capital markets in the United States and Japan, as well as geopolitical conditions and other financial, political, regulatory, and judicial events that affect the stock markets generally, may affect the levels of the Nikkei 225 Index and the value of the notes.

     o United States Interest Rates. We expect that changes in interest rates will affect the trading value of the notes. In general, if United States interest rates increase, we expect that the trading value of the notes will decrease and, conversely, if United States interest rates decrease, we expect that the trading value of the notes will increase. The level of prevailing interest rates also may affect the United States economy, and, in turn, the value of the Nikkei 225 Index.

     o Japanese Interest Rates. The level of prevailing interest rates in Japan may also affect the business and financial results of the companies included in the Nikkei 225 Index, as well as the Japanese and world economy, and in turn the market value of the Nikkei 225 Index. Rising Japanese interest rates may lower the value of the Nikkei 225 Index, and may lower the market value of the notes,

     o Dividend Yields. In general, if dividend yields on the stocks included in the Nikkei 225 Index increase, we anticipate that the market value of the notes will decrease and, conversely, if dividend yields on the stocks included in the Nikkei 225 Index decrease, we anticipate that the market value of the notes will increase.

     o Volatility of the Japanese Yen/U.S. Dollar Exchange Rate. The Japanese Yen/U.S. Dollar exchange rate is the spot foreign currency exchange rate that reflects the relative value of the Japanese Yen and the U.S. Dollar (the "Yen/Dollar Exchange Rate"). This rate represents that amount of Japanese Yen that can be exchanged, on a spot basis, for one U.S. Dollar. The Yen/Dollar Exchange Rate increases when the U.S. Dollar increases in value relative to the Japanese Yen and decreases when the U.S. Dollar decreases in value relative to the Japanese Yen.

          Changes in the volatility of the Yen/Dollar Exchange Rate could have a negative impact on the market value of the notes.

     o Relationship between the Yen/Dollar Exchange Rate and the Nikkei 225 Index. The correlation between the Yen/Dollar Exchange Rate and the Nikkei 225 Index reflects the extent to which a percentage change in the Yen/Dollar Exchange Rate corresponds to a percentage change in the Nikkei 225 index. Changes in this correlation may have a negative impact on the value of the notes.

     o Time to Maturity. As the time remaining to maturity of the notes decreases, the "time premium" associated with the notes will decrease. We anticipate that before their maturity, the notes may have a market value above that which would be expected based on the levels of market interest rates and the Nikkei 225 Index. This difference will reflect a "time premium" due to expectations concerning the level of the Nikkei 225 Index during the period before the maturity date of the notes. However, as the time remaining to the maturity of the notes decreases, we expect that this time premium will decrease, lowering the trading value of the notes.

     In general, assuming all relevant factors are held constant, we anticipate that the effect on the market value of the notes based on a given change in most of the factors listed above will be less if it occurs later in the term of the notes than if it occurs earlier in the term of the notes.

Changes in our credit ratings are expected to affect the value of the notes.

     Our credit ratings are an assessment by ratings agencies of our ability to pay our obligations. Consequently, actual or anticipated changes in our credit ratings prior to the maturity date of the notes may affect the notes' trading value. However, because your return on the notes depends upon factors in addition to our ability to pay our obligations, such as the level of the Nikkei 225 Index on each annual valuation date, an improvement in our credit ratings will not reduce the other investment risks related to the notes.

Risks associated with the Japanese securities markets.

     The underlying stocks that make up the Nikkei 225 Index have been issued by Japanese companies. You should be aware that investments in securities indexed to the value of Japanese equity securities involve many risks, including, but not limited to: economic, social, political, and financial conditions in Japan set forth below; the inflationary environment in Japan; less liquidity and smaller market capitalizations than exist in the case of many large United States companies; less regulation of the securities markets; and different accounting and disclosure standards. The Japanese securities markets may be more volatile than the United States or other securities markets and may be affected by market developments in different ways than the United States or other securities markets. Direct or indirect government interventions to stabilize the Japanese securities markets and cross-shareholdings in Japanese companies on those markets may affect prices and volume of trading on those markets.

     Economic, social, political, and financial factors could negatively affect the value of Japanese companies. These factors could include changes in the Japanese government's economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other Japanese laws or restrictions applicable to Japanese companies or investments in Japanese equity securities, and the possibility of fluctuations in the rate of exchange between currencies. Moreover, the Japanese economy may differ favorably or unfavorably from the United States economy in a variety of ways, including growth of gross national product, rate of inflation, capital reinvestment, resources, and self-sufficiency.

You have no shareholder rights, no rights to receive any shares of the Nikkei 225 Index stocks, and are not entitled to dividends or other distributions on the Nikkei 225 Index.

     The notes are our debt securities. They are not equity instruments or shares of stock. Investing in the notes will not make you a holder of any of the Nikkei 225 Index stocks. You will not have any voting rights, any rights to receive dividends or other distributions, or any other rights with respect to those stocks. As a result, the return on your notes may not reflect the return you would realize if you actually owned these stocks and received the dividends paid or other distributions made in connection with them. Your notes will be paid in cash and you have no right to receive delivery of any of these stocks.

We are not affiliated with any Nikkei 225 Index company and are not responsible for any disclosure made by any Nikkei 225 Index company.

     While we currently, or in the future, may engage in business with companies represented by constituent stocks of the Nikkei 225 Index, neither we nor any of our affiliates, including the selling agents, assume any responsibility for the adequacy or accuracy of any publicly available information about any companies represented by the constituent stocks of the Nikkei 225 Index or the calculation of the Nikkei 225 Index. You should make your own investigation into the Nikkei 225 Index and the companies represented by its constituent stocks. See the section entitled "The Index" below for additional information about the Nikkei 225 Index.

     None of NKS or any of its affiliates, or any Nikkei 225 Index company is involved in this offering of the notes or has any obligation of any sort with respect to the notes. As a result, none of those companies has any obligation to take your interests into consideration for any reason, including taking any corporate actions that might affect the value of the notes.

There May Not Be an Active Trading Market in the Notes--Sales in the Secondary Market May Result in Significant Losses.

     You should be willing to hold your Notes to maturity. There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange, the Nasdaq National Market System or any electronic communications network. RBC Capital Markets Corporation and other affiliates of Royal Bank currently intend to make a market for the Notes, although they are not required to do so. RBC Capital Markets Corporation or any other affiliate of Royal Bank may stop any such market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.

     If you sell your Notes before maturity, you may have to do so at a substantial discount from the issue price, and as a result you may suffer substantial losses.

Trading and Other Transactions by Royal Bank or its Affiliates in the Index Constituent Stocks, Futures, Options, Exchange-Traded Funds or Other Derivative Products on the Index Constituent Stocks or the Index May Impair the Market Value of the Notes.

     As described below under "Use of Proceeds and Hedging", we or one or more affiliates may hedge our obligations under the Notes by purchasing the Index Constituent Stocks, futures or options on the Index Constituent Stocks or the Index, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the performance of the Index Constituent Stocks or the Index, and we may adjust these hedges by, among other things, purchasing or selling the Index Constituent Stocks, futures, options, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the performance of the Index or the Index Constituent Stocks at any time. Although they are not expected to, any of these hedging activities may adversely affect the market price of the Index Constituent Stocks and/or the level of the Index, and, therefore, the market value of the Notes. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the Notes declines.

     We or one or more of our affiliates may also engage in trading in the Index Constituent Stocks and other investments relating to the Index Constituent Stocks or the Index on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Any of these activities could adversely affect the market price of the Index Constituent Stocks and/or the level of the Index and, therefore, the market value of the Notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Index Constituent Stocks or the Index. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the Notes.

The Business Activities of Royal Bank or its Affiliates May Create Conflicts of Interest.

     As noted above, Royal Bank and its affiliates expect to engage in trading activities related to the Index and the Index Constituent Stocks that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders' interest in the Notes and the interests Royal Bank and its affiliates will have in their proprietary accounts in facilitating transactions, including block trades and options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the level of the Index, could be adverse to the interests of the holders of the Notes.

     Royal Bank and its affiliates may, at present or in the future, engage in business with the issuers of the Index Constituent Stocks, including making loans or providing advisory services to those companies. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between the obligations of Royal Bank or another affiliate of Royal Bank and the interests of holders of the Notes. Moreover, Royal Bank subsidiaries, including RBC Dain Rauscher Inc. and RBC Capital Markets Corp., have published, and in the future expect to publish, research reports with respect to some or all of the issuers of the Index Constituent Stocks. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities by Royal Bank, RBC Capital Markets Corporation or other affiliates may affect the market price of the Index Constituent Stocks and/or the level of the Index and, therefore, the market value of the Notes.

Significant Aspects of the Tax Treatment of the Notes Are Uncertain.

     Significant aspects of the tax treatment of the Notes are uncertain. We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the Notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement. Please read carefully the section entitled "Summary--What Are the Tax Consequences?", "Supplemental Tax Considerations", and the section "Certain Income Tax Consequences" in the accompanying prospectus supplement. You should consult your tax advisor about your own tax situation.

You Will Not Receive Interest Payments on the Notes or Dividend Payments on the Index Constituent Stocks or Have Shareholder Rights in the Index Constituent Stock.

     You will not receive any periodic interest payments on the Notes and you will not receive any dividend payments or other distributions on the Index Constituent Stocks. As a holder of the Notes, you will not have voting rights or any other rights that holders of the Index Constituent Stocks may have.

The Calculation Agent Can Postpone the Determination of the Final Index Level on the Maturity Date if a Market Disruption Event Occurs on the Final Valuation Date.

     The determination of the final index level may be postponed if the calculation agent determines that a market disruption event has occurred or is continuing on the final valuation date. If such a postponement occurs, the calculation agent will use the closing level of the Index on the first business day after that day on which no market disruption event occurs or is continuing. In no event, however, will the final valuation date be postponed by more than ten business days. As a result, the maturity date for the Notes could also be postponed, although not by more than ten business days.

     If the final valuation date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the final valuation date. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the closing level of the Index that would have prevailed in the absence of the market disruption event and determine the final index level. See "Specific Terms of the Notes--Market Disruption Event".

There Are Potential Conflicts of Interest Between You and the Calculation Agent.

     JPMorgan Chase Bank, N.A. will serve as the calculation agent. JPMorgan Chase Bank, N.A. will, among other things, decide the amount of your payment at maturity on the Notes. We may change the calculation agent after the original issue date without notice to you. For a fuller description of the calculation agent's role, see "Specific Terms of the Notes--Role of Calculation Agent". The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting the Index Constituent Stocks or the Index has occurred or is continuing on each of the annual observation dates, including the final valuation date. This determination may, in turn, depend on the calculation agent's judgment whether the event has materially interfered with our ability or the ability of any of our affiliates to unwind our hedge positions. Since this determination by the calculation agent will affect the payment at maturity on the Notes, the calculation agent may have a conflict of interest if it needs to make any such decision.

Royal Bank Has a Non-Exclusive Right to Use the Index

     Nikkei 225 Index is a trade or service mark of NKS and is licensed for use by us. The notes have not been passed on by NKS as to their legality or suitability. The notes are not issued, endorsed, sold, or promoted by NKS. NKS MAKES NO WARRANTIES AND BEARS NO LIABILITY WITH RESPECT TO THE NOTES.

     We have been granted a non-exclusive right to use the Index and related trademarks in connection with the Notes. If we breach our obligations under the license, NKS will have the right to terminate the license. If NKS chooses to terminate the license agreement, we still have the right to use the Index and related trademarks in connection with the Notes until their maturity, provided that we cure our breach within thirty days of the termination of the license. If we fail to cure this breach, it may become difficult for us to determine the payment amount of the Notes at maturity. The calculation agent in this case will determine the final index level or the fair market value of the Notes--and thus the amount payable at maturity--in a manner it considers appropriate in its reasonable discretion.

Non-U.S. Investors May Be Subject to Certain Additional Risks.

     The Notes are denominated in U.S. dollars. If you are a non-U.S. investor who purchased the Notes with a currency other than U.S. dollars, changes in rates of exchange may have an adverse effect on the value, price or income of your investment.

     This pricing supplement contains a general description of certain United States and Canadian tax considerations relating to the Notes. If you are a non-U.S. investor, you should consult your tax advisors as to the consequences, under the tax laws of the country where you are resident for tax purposes, of acquiring, holding and disposing of the Notes and receiving payments of principal or other amounts under the Notes.

                                    THE INDEX

     We have obtained all information regarding the Nikkei 225 Index contained in this pricing supplement, including its make-up, method of calculation, and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by NKS. NKS has no obligation to continue to publish, and may discontinue publication of, the Nikkei 225 Index. The consequences of NKS discontinuing publication of the Nikkei 225 Index are discussed in the section entitled "Description of the Notes: Discontinuance of or Adjustments to the Index; Alteration of Method of Calculation." We do not assume any responsibility for the accuracy or completeness of any information relating to the Nikkei 225 Index.

     The Nikkei 225 index is a stock index calculated, published and disseminated by NKS that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Index is currently based on 225 stocks trading on the TSE (an "Index Constituent Stock") and represents a broad cross-section of Japanese industry. All 225 of the Index Constituent Stocks that are components of the Nikkei 225 Index are stocks listed in the First Section of the TSE. Index Constituent Stocks listed in the First Section are among the most actively traded stocks on the TSE. Futures and options contracts on the Nikkei 225 Index are traded on the SIMEX, the OSE, and the Chicago Mercantile Exchange.

     The Nikkei 225 Index is a modified, price-weighted index. Each Index Constituent Stock's weight in the Nikkei 225 Index is based on its price per share rather than the total market capitalization of the issuer. NKS calculates the Nikkei 225 Index by multiplying the per share price of each Index Constituent Stock by the corresponding weighting factor for that Index Constituent Stock (a "Weight Factor"), calculating the sum of all these products and dividing that sum by a divisor. The divisor, initially set on May 16, 1949 at 225, was set at 24.140 on October 4, 2005, and is subject to periodic adjustments as set forth below. Each Weight Factor is computed by dividing (Y)50 by the par value of the relevant Index Constituent Stock, so that the share price of each Index Constituent Stock when multiplied by its Weight Factor corresponds to a share price based on a uniform par value of (Y)50. Each Weight Factor represents the number of shares of the related Index Constituent Stock which are included in one trading unit of the Nikkei 225 Index. The stock prices used in the calculation of the Nikkei 225 Index are those reported by a primary market for the Index Constituent Stocks, which is currently the TSE. The level of the Nikkei 225 Index is calculated once per minute during TSE trading hours.

     In order to maintain continuity in the level of the Nikkei 225 Index in the event of certain changes due to non-market factors affecting the Index Constituent Stocks, such as the addition or deletion of stocks, substitution of stocks, stock dividends, stock splits, or distributions of assets to stockholders, the divisor used in calculating the Nikkei 225 Index is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the Nikkei 225 Index. The divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of each change affecting any Index Constituent Stock, the divisor is adjusted in such a way that the sum of all share prices immediately after the change multiplied by the applicable Weight Factor and divided by the new divisor, i.e., the level of the Nikkei 225 Index immediately after the change, will equal the level of the Nikkei 225 Index immediately prior to the change.

     Stocks may be deleted from or added to the Nikkei 225 Index by NKS. However, to maintain continuity in the Nikkei 225 Index, the policy of NKS generally is not to alter the composition of the Index Constituent Stocks except when an Index Constituent Stock is deleted in accordance with the following criteria. Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the Index Constituent Stocks: bankruptcy of the issuer; merger of the issuer into, or acquisition of the issuer by, another company; delisting of the stock or transfer of the stock to the "Seiri Post" because of excess debt of the issuer or because of any other reason; or transfer of the stock to the Second Section of the TSE. Upon deletion of a stock from the Nikkei 225 Index, NKS will select, in accordance with certain criteria established by it, a replacement for the deleted Index Constituent Stock. In an exceptional case, a newly listed stock in the First Section of the TSE that is recognized by NKS to be representative of a market may be added to the Index Constituent Stocks. As a result, an existing Index Constituent Stock with low trading volume and not representative of a market will be deleted.

     NKS is under no obligation to continue the calculation and dissemination of the Nikkei 225 Index. The notes are not sponsored, endorsed, sold, or promoted by NKS. No inference should be drawn from the information contained in this pricing supplement that NKS makes any representation or warranty, implied or express, to us, any holder of the notes, or any member of the public regarding the advisability of investing in securities generally or in the notes in particular or the ability of the Nikkei 225 Index to track general stock market performance. NKS has no obligation to take our needs or the needs any holder of notes into consideration in determining, composing, or calculating the Nikkei 225 Index. NKS is not responsible for, and has not participated in the determination of the timing of, prices for, or quantities of, the notes to be issued, or in the determination or calculation of the equation by which the notes are to be settled in cash. NKS has no obligation or liability in connection with the administration or marketing of the notes.

     Neither we nor any of our affiliates, including the calculation agent, accept any responsibility for the calculation, maintenance, or publication of the Nikkei 225 Index or any Successor Index. NKS disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Nikkei 225 Index or the manner in which the Nikkei 225 Index is applied in determining the Initial Index Level, the Final Index Level or the Percentage Change.

The Tokyo Stock Exchange

     The TSE is one of the world's largest securities exchanges in terms of market capitalization. Trading hours for most products listed on the TSE are currently from 9:00 A.M. to 11:00 A.M. and from 12:30 P.M., to 3:00 PM., Tokyo time, Monday through Friday.

     Due to the time zone difference, on any normal trading day the TSE will close prior to the opening of business in New York City on the same calendar day. Therefore, the closing level of the Nikkei 225 Index on a trading day will generally be available in the United States by the opening of business on the same calendar day.

     The TSE has adopted certain measures, including daily price floors and ceilings on individual stocks, intended to prevent any extreme short-term price fluctuations resulting from order imbalances. In general, any stock listed on the TSE cannot be traded at a price lower than the applicable price floor or higher than the applicable price ceiling. These price floors and ceilings are expressed in absolute Japanese yen, rather than percentage limits based on the closing price of the stock on the previous trading day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a "special bid quote" or a "special asked quote" for that stock at a specified higher or lower price level than the stock's last sale price in order to solicit counter-orders and balance supply and demand for the stock. Prospective investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, including, for example, unusual trading activity in that stock. As a result, changes in the Nikkei 225 Index may be limited by price limitations or special quotes, or by suspension of trading, on individual stocks that make up the Nikkei 225 Index, and these limitations, in turn, may adversely affect the value of the notes.

Historical Closing Levels of the Nikkei 225 Index

     Since its inception, the Nikkei 225 Index has experienced significant fluctuations. Any historical upward or downward trend in the level of the Nikkei 225 Index during any period shown below is not an indication that the level of the Nikkei 225 index is more or less likely to increase or decrease at any time during the term of the notes. The historical Nikkei 225 Index levels do not give an indication of future performance of the Nikkei 225 Index. We cannot assure you that the future performance of the Nikkei 225 Index or the constituent stocks of the Nikkei 225 Index will result in holders of the notes receiving an amount greater than the outstanding face amount of the notes on the stated maturity date.

     The following chart shows the performance of the Nikkei 225 Index of the period from December 31, 1995 to June 6, 2006.

                      Nikkei 225 Index(R) (Dec 95 - Dec 05)

                                [CHART OMITTED]

Source: Bloomberg L.P.


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

     Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the Nikkei 225 Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in financial markets generally and the Nikkei 225 Index exhibiting greater volatility than in earlier periods.

License Agreement

     We have entered into an agreement with NKS providing us and any of our affiliated or subsidiary companies identified in that agreement with a non-exclusive license and, in exchange for a fee, with the right to use the Nikkei 225 Index, which is owned and published by the NKS, in connection with certain securities, including the notes.

     Our license agreement with NKS provides that NKS will assume no obligation or responsibility for use of the Nikkei 225 Index by us or our affiliates.

                           SPECIFIC TERMS OF THE NOTES

     In this section, references to "holders" mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled "Description of the Notes We May Offer--Legal Ownership" in the accompanying prospectus supplement and "Ownership and Book-Entry Issuance" in the accompanying prospectus.

     The Notes are part of a series of senior debt securities entitled "Senior Global Medium-Term Notes, Series B" (the "medium-term notes") that we may issue under the senior indenture, dated October 23, 2003, between Royal Bank and JPMorgan Chase Bank, N.A., as trustee, from time to time. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to all medium-term notes are described in "Description of the Notes We May Offer" in the accompanying prospectus supplement. The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus and prospectus supplement and, if the terms described here are inconsistent with those described in those documents, the terms described here are controlling.

     Please note that the information about the price to the public and the net proceeds to Royal Bank on the front cover of this pricing supplement relates only to the initial sale of the Notes. If you have purchased the Notes in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

     We describe the terms of the Notes in more detail below. References to "Index" mean the Nikkei 225 Index.

Coupon

     We will not pay you interest during the term of the Notes.

Minimum Investment

     The minimum investment in the Notes will be $5,000 (Subject to such other restrictions, as may be applicable to such investors under the private offering rules of any jurisdiction outside the United States. See "Risk Factors--Non-U.S. Investors May Be Subject to Certain Additional Risks.").

Denomination

     We will offer the Notes in denominations of $1,000 and integral multiples thereof (except that non-U.S. investors may be subject to higher minimums, including certain investors who are residents of countries located in the Eurozone, for whom the minimum may be $50,000).

Defeasance

     There shall be no defeasance, full or covenant, applicable to the Notes.

Payment at Maturity

     At maturity, you will receive a cash payment equal to the principal amount invested plus an amount equal to that principal amount multiplied by the greater of: (1) 0% or (2) the percentage change. The percentage change will be calculated as follows:

    Percentage Change =   Final Index Level - Initial Index Level
                          ---------------------------------------
                                    Initial Index Level

     The "Initial Index Level" is the closing level of the Index on the initial valuation date. The "Final Index Level" is the closing level of the Index as determined on the final valuation date. The Notes are fully principal protected.

Maturity Date

     If the maturity date stated on the cover of this pricing supplement is not a business day, in that case the maturity date will be the next following business day. If the third business day before this applicable day does not qualify as the final valuation date referred to below, then the maturity date will be the third business day following the final valuation date. The calculation agent may postpone the final valuation date--and therefore the maturity date--if a market disruption event occurs or is continuing on a day that would otherwise be the final valuation date. We describe market disruption events under "--Market Disruption Event" below.

Final Valuation Date

     The final valuation date will be the final valuation date stated on the cover of this pricing supplement, unless the calculation agent determines that a market disruption event occurs or is continuing on that day. In that event, the final valuation date will be the first following business day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the final valuation date for the Notes be postponed by more than ten business days.

Market Disruption Event

     As set forth under "--Payment at Maturity" above, the calculation agent will determine the final index level on the final valuation date. As described above, the final valuation date may be postponed and thus the determination of the final index level may be postponed if the calculation agent determines that, on the final valuation date, a market disruption event has occurred or is continuing. If such a postponement occurs, the calculation agent will use the closing level of the Index on the first business day after the final valuation date on which no market disruption event occurs or is continuing to determine the final index level. In no event, however, will the determination of the final index level be postponed by more than ten business days.

     If the determination of the final index level is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the final index level will be determined by the calculation agent. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the closing level of the Index that would have prevailed in the absence of the market disruption event and determine the final index level.

     Any of the following will be a market disruption event:

     o a suspension, absence or material limitation of trading in a material number of Index Constituent Stocks for more than two hours or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion;

     o a suspension, absence or material limitation of trading in option or futures contracts relating to the Index or a material number of Index Constituent Stocks in the primary market for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion;

     o the Index is not published, as determined by the calculation agent in its sole discretion; or

     o in any other event, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect as described below under "Use of Proceeds and Hedging."

     The following events will not be market disruption events:

     o a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

     o a decision to permanently discontinue trading in the option or futures contracts relating to the Index or any Index Constituent Stocks.

     For this purpose, an "absence of trading" in the primary securities market on which option or futures contracts related to the Index or any Index Constituent Stocks are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

Default Amount on Acceleration

     If an event of default occurs and the maturity of the Notes is accelerated, we will pay the default amount in respect of the principal of the Notes at maturity. We describe the default amount below under "--Default Amount".

     For the purpose of determining whether the holders of our medium-term notes, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the stated principal amount of each Note outstanding as the principal amount of that Note. Although the terms of the Notes may differ from those of the other medium-term notes, holders of specified percentages in principal amount of all medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the medium-term notes, including the Notes. This action may involve changing some of the terms that apply to the medium-term notes, accelerating the maturity of the medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under "Description of Debt Securities--Modification and Waiver" and "--Senior Events of Default; Subordinated Events of Default and Defaults; Limitations of Remedies".

   Default Amount

     The default amount for the Notes on any day will be an amount, in U.S. dollars for the principal of the Notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Notes. That cost will equal:

     o the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

     o the reasonable expenses, including reasonable attorneys' fees, incurred by the holders of the Notes in preparing any documentation necessary for this assumption or undertaking.

     During the default quotation period for the Notes, which we describe below, the holders of the Notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest--or, if there is only one, the only--quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

     The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

     o    no quotation of the kind referred to above is obtained, or

     o every quotation of that kind obtained is objected to within five business days after the due date as described above.

     If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

     In any event, if the default quotation period and the subsequent two business day objection period have not ended before the final valuation date, then the default amount will equal the principal amount of the Notes.

Qualified Financial Institutions

     For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

     o A-1 or higher by Standard & Poor's Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

     o P-1 or higher by Moody's Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Discontinuance of or Adjustments to the Index; Alteration of Method of Calculation

     If NKS discontinues publication of the Index and they or any other person or entity publish a substitute index that the calculation agent determines is comparable to the Index and approves as a successor index then the calculation agent will determine the percentage change, initial index level, final index level and the amount payable at maturity by reference to such successor index.

     If the calculation agent determines that the publication of the Index is discontinued and that there is no successor index on any date when the value of the Index is required to be determined, the calculation agent will instead make the necessary determination by reference to a group of stocks or another index and will apply a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Index.

     If the calculation agent determines that the securities included in the Index or the method of calculating the Index has been changed at any time in any respect--including any addition, deletion or substitution and any reweighting or rebalancing of the Index Constituent Stocks and whether the change is made by NKS under its existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the Index Constituent Stocks or their issuers or is due to any other reason--that causes the Index not to fairly represent the value of the Index had such changes not been made or that otherwise affects the calculation of the percentage change, initial index level, final index level or the amount payable at maturity, then the calculation agent may make adjustments in this method of calculating the Index that it believes are appropriate to ensure that the percentage change used to determine the amount payable on the maturity date is equitable.

     All determinations and adjustments to be made by the calculation agent with respect to the percentage change, initial index level, final index level, the amount payable at maturity or otherwise relating to the closing level of the Index may be made by the calculation agent in its sole discretion.

Manner of Payment and Delivery

     Any payment on or delivery of the Notes at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

     When we refer to a business day with respect to the Notes, we mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York City are authorized or obligated by law or executive order to close.

Role of Calculation Agent

     JPMorgan Chase Bank, N.A. will serve as the calculation agent. We may change the calculation agent after the original issue date of the Notes without notice. The calculation agent will make all determinations regarding the value of the Notes at maturity, market disruption events, business days, the default amount, the initial index level, the final index level, the percentage change and the amount payable in respect of your Notes. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

                           USE OF PROCEEDS AND HEDGING

     We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the attached prospectus supplement under "Use of Proceeds." We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

     In anticipation of the sale of the Notes, we or our affiliates expect to enter into hedging transactions involving purchases of securities included in or linked to the Index and/or listed and/or over-the-counter options or futures on Index Constituent Stocks or listed and/or over-the-counter options, futures or exchange-traded funds on the Index prior to or on the trade date. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into. In this regard, we or our affiliates may:

     o acquire or dispose of securities of the issuers of Index Constituent Stocks;

     o acquire or dispose of positions in listed or over-the-counter options, futures, exchange-traded funds or other instruments based on the level of the Index or the value of the Index Constituent Stocks;

     o acquire or dispose of positions in listed or over-the-counter options, futures, or exchange-traded funds or other instruments based on the level of other similar market indices or stocks; or

     o    any combination of the above three.

     We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

     We or our affiliates may close out our or their hedge on or before the final valuation date. That step may involve sales or purchases of Index Constituent Stocks, listed or over-the-counter options or futures on Index Constituent Stocks or listed or over-the-counter options, futures, exchange-traded funds or other instruments based on the level of the Index or indices designed to track the performance of the Index or other components of the commodities market.

     The hedging activity discussed above may adversely affect the market value of the Notes from time to time. See "Risk Factors" in this pricing supplement for a discussion of these adverse effects.

                         SUPPLEMENTAL TAX CONSIDERATIONS

     The following is a general description of certain United States tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the United States of acquiring, holding and disposing of the Notes and receiving payments of interest, principal and/or other amounts under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

     The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus. It applies to you only if you acquire your Note in the offering at the offering price and you hold your Note as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

     o    a dealer in securities or currencies;

     o a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

     o    a bank;

     o    a life insurance company;

     o    a tax-exempt organization;

     o    a partnership or other pass-through entity,

     o a person that owns a note as a hedge or that is hedged against interest rate risks;

     o a person that owns a note as part of a straddle or conversion transaction for tax purposes; or

     o a U.S. holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

     This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

     You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

     This subsection describes the tax consequences to a U.S. holder. You are a U.S. holder if you are a beneficial owner of a Note and you are for U.S. federal income tax purposes:

     o    a citizen or resident of the United States;

     o    a domestic corporation;

     o an estate whose income is subject to United States federal income tax regardless of its source; or

     o a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

     Your Note will be treated as a debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes (the "Contingent Debt Rules"). The terms of your Note require you and us (in the absence of an administrative determination or a judicial ruling to the contrary) to treat your Note for all tax purposes as a debt instrument subject to the Contingent Debt Rules. By purchasing your Notes, you agree to these terms.

     Under the Contingent Debt Rules, even though we will only make interest payments (if any) on the Note at maturity, you will be required to take into income an amount of interest for each accrual period determined by constructing a projected payment schedule for your Note and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed-rate debt instrument with terms and conditions similar to your note (the "comparable yield") and then determining as of the issue date a payment schedule that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in income in respect of your note prior to your receipt of cash attributable to such income.

     We have determined that the comparable yield is   % per annum, compounded
annually. We have also determined that the projected payment for the Notes, per
$10,000 of principal amount, at the maturity date is $     for each Note (which
includes the stated principal amount of the Note as well as the final projected payment). You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your Note, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

     The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your Note, and we make no representation regarding the amount of contingent payments with respect to your Note.

     You will recognize gain or loss upon the sale, exchange, redemption or maturity of your Note in an amount equal to the difference, if any, between the fair market value of the amount you receive at such time and your adjusted basis in your Note. In general, your adjusted basis in your note will equal the amount you paid for your Note, increased by the amount of interest you previously accrued with respect to your Note in accordance with the comparable yield.

     Any gain you recognize upon the sale, exchange, redemption or maturity of your Note will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your note, and thereafter, capital loss.

Supplemental Canadian Tax Considerations

     The discussion below supplements the discussion under "Certain Income Tax Consequences-- Certain Canadian Income Tax Consequences" in the attached prospectus and prospectus supplement and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a Non-Resident Holder (as defined in the accompanying prospectus supplement).

     Interest paid or credited or deemed for purposes of the Act to be paid or credited on a Note (including the Index Interest) to a Non-Resident Holder will not be subject to Canadian non-resident withholding tax where we deal at arm's length for the purposes of the Act with the Non-Resident Holder at the time of such payment.

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

     We have agreed to sell to RBC Capital Markets Corp., and RBC Capital Markets Corp. has agreed to purchase from us, the aggregate principal amount of the Notes specified on the front cover of this pricing supplement. Subject to the terms and conditions of a terms agreement, dated the date of this pricing supplement, RBC Capital Markets Corp., the Underwriter, has agreed to purchase the Notes as principal for its own account at a purchase price equal to the issue price specified on the front cover of this pricing supplement, less a
commission of    %. The Underwriter may resell any Notes it purchases as
principal to other brokers or dealers at a discount of up to    % of the
principal amount of the Notes. The Underwriter may allow, and the broker or
dealers may re-allow, a discount not to exceed    % of the principal amount of
the Notes. To the extent the Underwriter resells Notes to a broker or dealer less a concession equal to the entire underwriting discount, such broker or dealer may be deemed to be an "underwriter" of the Notes as such term is defined in the Securities Act of 1933. The Underwriter has advised us that, if it is unable to sell all the Notes at the public offering price, the Underwriter proposes to offer the Notes from time to time for sale in negotiated transactions or otherwise, at prices to be determined at the time of sale.

     In the future, we or our affiliates may repurchase and resell the Notes in market-making transactions. For more information about the plan of distribution, the distribution agreement (of which the terms agreement forms a part) and possible market-making activities, see "Supplemental Plan of Distribution" in the accompanying prospectus supplement.


              DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

     In addition to the documents specified in the accompanying prospectus and prospectus supplement under "Documents Filed as Part of the Registration Statement", the following documents will be filed with the Securities and Exchange Commission and incorporated by reference as part of the Registration Statement to which this pricing supplement relates (the "Registration Statement"): (i) the Terms Agreement, dated the date of this pricing supplement, between us and the Underwriter and (ii) the consent of Deloitte & Touche LLP. Such documents will not be incorporated by reference into this pricing supplement or the accompanying prospectus or prospectus supplement.

     Additional exhibits to the Registration Statement to which this pricing supplement relates may be subsequently filed in reports on Form 40-F or on Form 6-K that specifically state that such materials are incorporated by reference as exhibits in Part II of the Registration Statement.

                                                           Deloitte & Touche LLP
                                                                       BCE Place
                                                                  181 Bay Street
                                                                      Suite 1400
                                                              Toronto ON M5J 2V1
                                                                          Canada
                                                             Tel: (416) 601-6150
                                                             Fax: (416) 601-6590
                                                                 www.deloitte.ca


EXHIBIT A

                                Auditors' Consent

     We refer to the Preliminary Pricing Supplement No. 22 of Royal Bank of
Canada (the "Bank") dated June 7, 2006, relating to the offering of US$   Senior
Global Medium-Term Notes, Series B, Principal Protected Notes, due June 30, 2010 Linked to the Nikkei 225 Index(R), to the Prospectus Supplement dated December 21, 2005 relating to the offering of up to US$6,000,000,000 Senior Global Medium-Term Notes, Series B to the short form base shelf prospectus dated December 21, 2005 relating to the offering of up to US$6,000,000,000 Senior Debt Securities and Subordinated Debt Securities (Subordinated Indebtedness) (collectively, the "Prospectus"). We have read the Prospectus and have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

     We consent to the incorporation by reference in the Prospectus of our report to the shareholders of the Bank on the consolidated balance sheets of the Bank as at October 31, 2005 and 2004 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended October 31, 2005. Our report is dated November 30, 2005.



(signed) "Deloitte & Touche LLP"
Chartered Accountants

Toronto, Canada
June 7, 2006

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus or prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus and prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus and prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.





                                       US$

                                   [RBC LOGO]

                              Royal Bank of Canada

                    Senior Global Medium-Term Notes, Series B
                  Principal Protected Notes, due June 30, 2010
                        Linked to the Nikkei 225 Index(R)

                                   June , 2006